UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGIA INC.)

Argentina
(Jurisdiction of incorporation or organization)

Bouchard 547, 26th Floor
C1106ABG
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Press Release
October 19, 2009

Pampa Energía enters into agreement to sell electricity from the expansion project  at Central Termica Loma de La Lata

Buenos Aires, October 19, 2009. Pampa Energía S.A. (NYSE: PAM; BASE: PAMP) (“Pampa”) announces that its subsidiary Central Termica Loma de La Lata (“CTLLL”) entered into an agreement with Cammesa (Argentina´s Electricity Market Administration Company) to sell part of the net capacity resulting from the expansion project at CTLLL and to sell the corresponding electricity generated that is required by Cammesa (the “Agreement”). CTLLL is expanding its existing natural gas-fired plant by converting it into a combined-cycle with a new steam turbine and generator, adding approximately 178 MW of new gross generation capacity (the “Project”).

The Agreement covers a minimum of 50% of the Project´s new net capacity, with the final percentage to be determined at the time the Project starts commercial operation (expected for the second half of 2010) and will depend on the amount of credits, CTLLL’s or from third parties, arising from Resolution 406/2003 from the Secretariat of Energy of Argentina, that are allocated to the Project.

The Agreement sets a capacity payment of US$ 33,383 per MW-month and an energy payment of US$ 4 per MWh. The term of the Agreement is 10 years from the date the Project starts commercial operation.

For further information, contact:

Ricardo Torres - Chief Executive Officer
Mariano Batistella - Investor Relations
3302 Ortiz de Ocampo, Building #4
(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina
Phone: 5411 4809 9500
http://www.pampaenergia.com/ri
investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2009

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.